INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 12, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of WV Concentrated Equities Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 21, 2017, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the WV Concentrated Equities Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Form N-1A registration statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.
Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 2018.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s Registration Statement.

Response: The Registrant confirms that the term of the expense limitation agreement will be at least one year from the effective date of the Fund’s Registration Statement.

Principal Investment Strategies

2.
The third sentence of the first paragraph states “[t]he Fund may invest in both U.S. and non-U.S. securities, which may include American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).” Will the Fund invest in emerging markets as part of its principal investment strategies and if so, please add appropriate disclosure here as well as a corresponding risk factor.

Response: The Fund does not intend to invest in emerging markets as part of its principal investment strategy.

Principal Risks of Investing

3.	Please confirm whether “Large-cap company risk” is a principal risk given that the Fund intends to focus on equity securities of small and mid-capitalization companies.

Response: Although the Fund may invest in companies of any market capitalization, its principal investment strategy is to invest in small and mid-capitalization companies. Therefore, large-cap company risk has been removed from Principal Risks of Investing.

4.
The Fund includes “Asset segregation risk” as a principal risk factor. Does the Fund intend to invest in derivatives as a principal investment strategy? If so, please add disclosure to the principal investment strategies section as well as corresponding risk disclosure. In addition, if derivatives are added as a principal investment strategy, please confirm whether derivatives are counted toward the 80% investment policy and confirm that the derivatives are valued at market value rather than notional value.

Response: Although the Fund may invest in derivatives, it will not do so as part of its principal investment strategy. The “Asset segregation risk” discussion relates to the Fund’s short sales transactions.

Performance

5.
Confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements. The requirements are as follows: (1) confirm that the WHI Growth Fund Q.P., L.P. (the “Predecessor Fund”) was created for a purpose other than to establish a performance record, such as when and why it was created; (2) confirm whether there were other accounts that were materially equivalent to the Predecessor Fund managed by the advisor, and if there were, explain why those accounts or funds were not selected for conversion into the new Fund and why the Predecessor Fund was; (3) confirm what section of the 1940 Act the Predecessor Fund relied upon to be exempt from registration; (4) confirm whether the Predecessor Fund will transfer substantially all of its securities to the new Fund; (5) confirm whether the advisor believes that the Predecessor Fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986; and (6) confirm the Fund has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: (1) The Registrant obtained confirmation from Vivaldi Asset Management, LLC (“Vivaldi”), the Fund’s advisor, that the Predecessor Fund was established by William Harris Investors, Inc. (“WHI”), the Predecessor Fund’s original investment advisor, in January 2006 for purposes of managing client assets in the Predecessor Fund’s strategies, and was not created for the purpose of creating a performance record. (2) Vivaldi has represented that it does not currently provide investment management services to other accounts that have an investment strategy similar to that of the investment strategy of the Fund. Vivaldi is converting the Predecessor Fund because of the opportunity to make the investment strategy available in a 1940 Act registered mutual fund that can be offered to a broader range of investors. (3) Prior to the conversion into the Fund, the Predecessor Fund relied on the exemption under Section 3(c)(7) of the 1940 Act. (4) The Registrant confirms that the Predecessor Fund will transfer all or substantially all of its securities to the Fund. (5) The Registrant obtained confirmation from Vivaldi that it believes the Predecessor Fund, although not required to, likely would have been able to comply with the investment restrictions imposed Subchapter M of the Internal Revenue Code. (6) The Registrant confirms the Fund maintains records to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

6.
The first sentence in the first paragraph indicates the Predecessor Fund was managed by the Fund’s portfolio managers however they managed the Predecessor Fund for different time periods. Please revise this disclosure to reflect the years of service for each portfolio manager with respect to the Predecessor Fund.

Response: The Registrant has revised the sentence as follows:

“The Fund is expected to commence operations and offer shares of the Fund for public sale on April 28, 2017, after the reorganization of WHI Growth Fund, Q.P., L.P., an Illinois limited partnership which commenced operations in January 2006 ~~and was managed by the Fund’s portfolio managers,~~ (the “Predecessor Fund”), into the Fund. The Predecessor Fund was managed by the Fund’s portfolio managers, William Tuebo and Kyle Mowery, since 2006 and 2016, respectively.”

7.	In your response letter, please provide the name of the investment advisor for the Predecessor Fund.

Response: The Predecessor Fund was managed by Vivaldi Capital Management, LLC, an affiliate of Vivaldi Asset Management, LLC. Both entities are owned by Vivaldi Holdings, LLC. Vivaldi Capital Management, LLC was created to manage separately managed accounts and private funds. Vivaldi Asset Management, LLC was created to manage open-end mutual funds. Vivaldi Capital Management, LLC began managing the Predecessor Fund on January 1, 2017. William Harris Investors, Inc. managed the Predecessor Fund from January 2006 through December 2016. As noted in the “Portfolio Managers” section, prior to joining Vivaldi in January 2017, William Tuebo was employed by WHI and has managed the Predecessor Fund since 2006.

8.
The second sentence of the first paragraph states “[t]he Fund’s objectives, policies, guidelines and restrictions are, in all material respects, substantially the same as those of the Predecessor Fund.” This should be rephrased to say “materially equivalent” in order to rely on MassMutual No Action Letter.

Response: The Registrant has rephrased the disclosure as follows:

“The Fund’s objectives, policies, guidelines and restrictions are materially equivalent to those of the Predecessor Fund.”

9.
Disclose how the returns are presented – net of the Predecessor Fund’s fees and expenses or if the returns were adjusted to reflect the Fund’s expenses. The returns may only be adjusted using the Fund’s expenses if the Fund’s expenses are equal to or higher than the Predecessor Fund’s fees and expenses.

Response: The Registrant has added the sentence below:

“The Predecessor Fund’s performance has been restated to reflect the Fund’s expected expenses at the time of reorganization, which are higher than the Predecessor Fund’s expenses.”

10.
Please indicate whether in the “Average Annual Total Returns for the Period Ended December 31, 2016” the return before taxes for Class A shares will be adjusted to reflect the maximum Class A sales load.

Response: The Registrant confirms the return before taxes for the Class A shares will reflect the maximum Class A shares sales load.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies

11.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Risks of Investing

12.	Since the disclosure under “Principal Investment Strategies” is identical to that within the Summary Section, consider whether the Summary Section disclosure could be abbreviated.

Response: The Registrant has abbreviated certain of the current disclosure within the Summary Section as suggested.

YOUR ACCOUNT WITH THE FUND

13.	The fourth bullet point under the “Class A Shares Purchase Programs – Net Asset Value Purchases” indicates how to buy Class A shares without a sales charge if you are:

•
a financial intermediary purchasing on behalf of its clients that: (i) is compensated by clients on a fee-only basis, including but not limited to investment advisors, financial planners, and bank trust departments; or (ii) has entered into an agreement with a Fund to offer Class A shares through a no-load network or platform.

Please identify in the Prospectus the financial institutions that have this agreement. This information may be listed in an appendix to the Prospectus. If there are none, consider removing this bullet point from the Prospectus.

Response: The Registrant has removed this bullet point as well as Appendix A from the Prospectus.  When applicable, the Registrant will supplement the Fund’s Prospectus to include this information.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Financial Statements

14.
The SAI should include at least two years of audited financial statements of the Predecessor Fund and such financial statements should comply with Regulation S-X including full schedule of investments and financial highlights. Include the financial statements of the Predecessor Fund in the SAI rather than as an appendix to the SAI. Further, please file the Registration Statement with the financial statements pursuant to Rule 485(a) of the Securities Act of 1933.

Response: The Registrant will include the 2015 and 2016 audited financial statements of the Predecessor Fund in the SAI as requested and they will be filed in the a Post-Effective Amendment filing pursuant to Rule 485(a) relating to the Fund.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake